

Mail Stop 4561

June 23, 2009

Mrs. Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Private Secretary, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 2, 2009**
> **File No. 333-156421**

Dear Mrs. Cotton:

We have reviewed your amended filing and your responses and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2009.

Amendment No. 1 to Registration Statement on Form S-1

General

1. In your next amendment, please update your financial statements and related information pursuant to Rule 8-08 of Regulation S-X.

Part II

Exhibits

Legality Opinion

2. We note the revisions to the legality opinion. However, because the revised opinion is dated May 27, 2009, the statement in the first paragraph identifying the registration statement as having been filed "on or about the date of this letter" is no longer accurate. Please provide an opinion of counsel that accurately identifies the registration statement.

* * * * *

You may direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (206) 260-0111</u>
       Thomas E. Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC